November 17, 2021

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	Under Armour, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-33202

Ladies and Gentlemen:

On behalf of Under Armour, Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated November 4, 2021, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020, filed on February 24, 2021.

The comment letter requires that the Company respond within ten business days or inform the Staff when the Company will respond. As discussed with Wei Lu and Ethan Horowitz, we hereby request an extension to respond by no later than December 3, 2021. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (443) 326-1401.

Sincerely,

/s/ Ady Maheshwari
Ady Maheshwari
Senior Vice President, Chief Accounting Officer